Exhibit (a)(5)(D)

Fresh Del Monte Produce Inc.

For information, contact:

Christine Cannella

Assistant Vice President, Investor Relations

305-520-8433

FOR IMMEDIATE RELEASE

FRESH DEL MONTE PRODUCE ANNOUNCES FINAL RESULTS

OF ITS MODIFIED DUTCH AUCTION TENDER OFFER

CORAL GABLES, Florida, December 8, 2014 – Fresh Del Monte Produce Inc. (NYSE: FDP) (the “Company”) announced today the final results of its modified Dutch auction tender offer, which expired at 11:59 p.m., New York City time, on December 2, 2014. Pursuant to the terms of the tender offer, the Company offered to purchase ordinary shares having an aggregate purchase price not exceeding $175.0 million.

The Company has accepted for purchase 2,363,996 ordinary shares, at a purchase price of $34.50 per share, for an aggregate purchase price of approximately $81.6 million, excluding fees and expenses relating to the tender offer. These ordinary shares represent approximately 4.2% of the total number of the Company’s ordinary shares issued and outstanding as of November 30, 2014.

In accordance with the terms and conditions of the tender offer, the Company accepted for purchase all of the ordinary shares validly tendered and not validly withdrawn prior to the expiration of the tender offer. The depositary will promptly pay for the ordinary shares accepted for purchase and will return all other ordinary shares tendered.

As noted in the Offer to Purchase relating to the tender offer, the Company may purchase additional ordinary shares in the future in the open market subject to market conditions. The Company also may purchase ordinary shares in private transactions, tender offers or otherwise. Under applicable securities laws, however, the Company may not purchase any of its ordinary shares until after December 16, 2014. Any future purchases of ordinary shares by the Company will depend on many factors, including the market price of the ordinary shares, the final results of the tender offer, the Company’s business and financial position and general economic and market conditions.

Credit Suisse Securities (USA) LLC served as the dealer manager. Georgeson Inc. served as information agent for the tender offer. Shareholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson Inc., by telephone at: (888) 566-8006, in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310, or by email to: FreshDelMonte@Georgeson.com.

About Fresh Del Monte Produce Inc.

Fresh Del Monte Produce Inc. is one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared food in Europe, Africa, the Middle East and the countries formerly part of the Soviet Union. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product innovation, quality, freshness and reliability for more than 100 years.

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Fresh Del Monte Produce Inc.

Forward-looking Information

This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information — Risk Factors” in Fresh Del Monte Produce Inc.’s Annual Report on Form 10-K for the year ended December 27, 2013, along with other reports that the Company has on file with the Securities and Exchange Commission.

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